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                             April 10, 2024

       Anthony Mifsud
       Executive Vice President and Chief Financial Officer
       COPT Defense Properties
       6711 Columbia Gateway Drive, Suite 300
       Columbia, Maryland 21046

                                                        Re: COPT Defense
Properties
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Filed February 22,
2024
                                                            File No. 001-14023

       Dear Anthony Mifsud:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed February 22, 2024

       Notes to consolidated financial statements
       8. Debt, net
       Unsecured senior notes, page F-30

   1.                                                   We note you issued
$345.0 million Exchangeable Senior Notes at 5.25% due in
                                                        September 2028 (the
Notes   ). Please tell us your accounting policy for the Notes and provide us your
analysis that supports your chosen accounting treatment. Your response should highlight the
significant terms of the Notes, your consideration of the guidance in
                                                        ASC 815-15 and 40, and
any other citations to authoritative GAAP literature that
                                                        provide support.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony Mifsud
COPT Defense Properties
April 10, 2024
Page 2

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameAnthony Mifsud                        Sincerely,
Comapany NameCOPT Defense Properties
                                                        Division of Corporation
Finance
April 10, 2024 Page 2                                   Office of Real Estate &
Construction
FirstName LastName